Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.diebold.com

April 21, 2016

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, DC 20549

Attention:    Kathleen Collins, Accounting Branch Chief, Office of Information Technologies and Services

Re: Diebold, Incorporated
Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 29, 2016
File No. 001-04879

Dear Ms. Collins:

Diebold, Incorporated, an Ohio corporation (the "Company," "we," "us," or "our"), is submitting this letter in response to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated April 11, 2016 (the "Comment Letter"), with respect to the Company's financial statements and related disclosures included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the "2015 Form 10-K") filed February 29, 2016.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2015 comparison with 2014

Net Income from Continuing Operations, net of tax, page 31

1.
You disclose several factors impacting the effective tax rate for the year ended December 31, 2015. Please quantify for us the significant factors impacting the change in your effective tax rate for 2015 compared to 2014. In light of the significance in the change in your effective tax rate, tell us what consideration you gave to quantifying each item impacting the fluctuation in your effective tax rate for the periods presented. We refer you to Item 303(a)(3)(i) of Regulation S-K, Section III.D of SEC Release 33-6835, and Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, during 2015, the Company repatriated high-taxed foreign earnings carrying a foreign tax credit benefit of approximately $13.0 million in excess of the tax liability resulting from this repatriation. In addition, one of the Company’s foreign corporations generated income that could be offset against the foreign corporation’s specific losses. This released additional foreign tax credits and reduced the amount of tax that would be due upon a future repatriation of the foreign subsidiary’s earnings by approximately $4.2 million. This was made possible, in part, by the passage of the Protecting Americans from Tax Hikes Act of 2015, H.R. 2029 ("PATH Act"), which extended the Controlled Foreign Corporation ("CFC") look-through rules in Internal Revenue Code ("IRC") section 954(c)(6) that exempted the foreign corporation’s earnings from current taxation. The permanently extended research and experimentation tax credit also benefited the Company’s 2015 tax rate by approximately $1.4 million. As a result, the PATH Act benefited the 2015 effective tax rate by approximately $5.6 million.

We refer the Staff to the table presenting components of income (loss) from continuing operations before income taxes in note 5 to our consolidated financial statements presented on page 69 of the 2015 Form 10-K. The 2015 domestic loss from continuing operations before income taxes as compared to 2014 represents a larger percentage of the income (loss) from continuing operations before income taxes having a greater impact to the effective tax rate as this loss is taxed at a statutory rate of 35.0 percent.

We will continue to consider the quantitative and qualitative disclosures pursuant to Item 303(a)(3)(i) of Regulation S-K, Section III.D of SEC Release 33-6835, and Section III.B of SEC Release 33-8350 and to the extent applicable, will include such disclosures in future filings.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5: Income Taxes, page 69

2.
Please tell us how the repatriation of foreign earnings, the associated recognition of foreign tax credits, and benefits due to the passage of the PATH Act are presented in your rate reconciliation. Tell us the amount of the impact of these items on your income tax benefit for 2015 and what consideration was given to separately disclosing the impact of these items. In addition, please explain the reasons for the increase in significance of the impact of the foreign tax rate differential. Please refer to ASC 740-10-50-14.

In response to the Staff’s comment, the incremental tax benefit from the repatriation of foreign earnings and the associated recognition of foreign tax credits due to the passage of the PATH Act of $13.0 and $4.2, respectively, were included in foreign subsidiary earnings of the tax rate reconciliation table for the year ended December 31, 2015. We considered ASC 740-10-50-14 and determined the appropriate presentation was to include the impacts from the foreign tax credit and PATH Act in foreign subsidiary earnings in the tax rate reconciliation table. We elected to include a qualitative description to enhance the readers overall knowledge of the effective tax rate compared to the prior year, since these items by nature specifically relate to foreign subsidiary earnings.

The Company has foreign operations in over 70 countries all of which have varying statutory rates. The combination of the change in the jurisdictional income mix and the varying statutory rates in the respective jurisdictions contributed to the foreign rate differential of $19.4 million for the year ended December 31, 2015.

We will continue to consider the quantitative and qualitative disclosures pursuant to ASC 740-10-50-14 and to the extent applicable, will include such disclosures in future filings.

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 330-490-6857.

Sincerely,

DIEBOLD, INCORPORATED

By:	/s/ Christopher A. Chapman
Name:	Christopher A. Chapman
Title:	Senior Vice President and Chief Financial Officer